
EXCELLENCE


09047283

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.186/2009

November 10, 2009

SEC
Mail Processing
Section

NOV 10 2009

Washington, DC
121

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Nov 10, 09

MW

No. Yor. Or. 1034/2552

10 November 2009

Attention: The President,

The Stock Exchange of Thailand

Re: Notification of the signing of share purchase agreements and share subscription agreement of KASIKORNBANK Public Company Limited ("KBank") to purchase additional shares in Muang Thai Group Holding Company Limited ("MTGH") and the incorporation and investment in limited companies to support KBank's share acquisition in MTGH

The general meeting of shareholders of KBank No. 97 which took place on April 3rd, 2009 has approved KBank to make additional investment in Muang Thai Life Assurance Company Limited ("MTL"), by acquiring additional ordinary shares of MTGH (or formerly known as "Muangthai Fortis Holding Company Limited")[1], which is a limited company holding approximately 75% of the total shares issued by MTL, for KBank to hold approximately 51% of the total shares issued by MTGH.

KBank is pleased to inform that, on November 9th, 2009, KBank signed a total of 3 agreements of Share Purchase Agreements and Share Subscription Agreement as follows:

1. Share Purchase Agreement with Fortis Insurance International N.V. ("Fortis") and Group A Persons[2] to purchase 13,246,686 shares in MTGH for the consideration of Baht 5,196,639,151.75.
2. Share Purchase Agreement with Swiss Reinsurance Company Limited to purchase 2,079,000 shares in MTGH for the consideration of Baht 815,586,086.70
3. Share Subscription Agreement with MTGH to subscribe for 3,865,949 new MTGH shares issued through a capital increase for the consideration of Baht 1,516,601,354.64.

The total consideration for the acquisition of 19,191635 shares additional ordinary shares in MTGH by KBank is Baht 7,528,826,593.09.

---

[1] Muangthai Fortis Holding Company Limited changed its name to Muang Thai Group Holding Company Limited on July 31st, 2009

[2] Details of Group A Persons are available in the Report of the Independent Financial Advisor's opinion regarding connected transaction due to the acquisition of additional ordinary shares in Muang Thai Group Holding Company Limited, page 74-75

As part of the acquisition of the additional shares of MTGH by KBank, KBank will establish 3 limited companies, which will be incorporated under the laws of Thailand, in order to comply with the regulations stipulated in the Life Insurance Act B.E. 2535 (as amended) pursuant to the OIC approval. Such companies will have the objective of investing in other companies for KBank to proceed with the transaction as allowed under relevant laws. The companies consist of;

1. Thanyathanathavee Company Limited
   Registered Capital: Baht 1,148,650,000
   Shareholder: KASIKORNBANK Public Company Limited 99.99%
2. Thanyathamrongkij Company Limited
   Registered Capital: Baht 1,148,650,000
   Shareholder: KASIKORNBANK Public Company Limited 99.99%
3. Thanyanithiwattana Company Limited
   Registered Capital: Baht 4,499,300,000
   Shareholder: KASIKORNBANK Public Company Limited 49%, Thanyathanathavee Company Limited 25.5%[3], Thanyathamrongkij Company Limited 25.5%[3]

In order for KBank to have its shareholding in MTGH at approximately 51% of the total issued shares in MTGH as mentioned above, KBank will directly hold approximately 26% of the total issued shares in MTGH, and will indirectly hold approximately 25% of the total issued shares in MTGH through Thanyanithiwattana Company Limited (which is established by KBank, and its 100% shares will be held, directly and indirectly, by KBank).

The share acquisition transaction is expected to be completed within the year 2009.

Please be informed accordingly.

Yours Sincerely,

(Mr.Prasarn Trairatvorakul)
President

3 Thanyathanathavee Company Limited and Thanyathamrongkij Company Limited will hold shares in Thanyanithiwattana Company Limited in accordance with the joint investment agreement, pursuant to the regulations under the Life Insurance Act B.E. 2535, as amended.